Bracketology.tv, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bracketology.tv, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 15, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	84,743	683
Total Current Assets	84,743	683
Non-current Assets		
Intangible Assets: Software Development and Intellectual Property, net of Accumulated Amortization	105,849	129,775
Total Non-Current Assets	105,849	129,775
TOTAL ASSETS	190,592	130,458
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,034	-
Other Liability	375	375
Notes Payable - Related Party	-	4,000
Total Current Liabilities	2,409	4,375
Long-term Liabilities		
Future Equity Obligations	304,126	154,126
Total Long-Term Liabilities	304,126	154,126
TOTAL LIABILITIES	306,535	158,501
EQUITY		
Accumulated Deficit	(115,943)	(28,043)
Total Equity	(115,943)	(28,043)
TOTAL LIABILITIES AND EQUITY	190,592	130,458

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	-	-	-	-	-	-	-
Issuance of Common Stock	4,000,000	-	20,400	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(28,043)	(28,043)
Ending Balance 12/31/2022	4,000,000	-	20,400	-	-	(28,043)	(28,043)
Issuance of Common Stock	-	-	60,306	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(87,900)	(87,900)
Ending Balance 12/31/2023	4,000,000	-	80,706	-	-	(115,943)	(115,943)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	14,059	28,065
Cost of Revenue	5,851	8,155
Gross Profit	8,209	19,910
Operating Expenses		
Advertising and Marketing	4,279	5,967
General and Administrative	59,894	12,667
Amortization Expense	31,292	29,319
Total Operating Expenses	95,466	47,953
Operating Income (loss)	(87,257)	(28,043)
Other Expense		
Interest Expense	643	-
Total Other Expense	643	-
Earnings Before Income Taxes	(87,900)	(28,043)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(87,900)	(28,043)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(87,900)	(28,043)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	31,292	29,319
Accounts Payable	2,034	-
Other	-	375
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	33,326	29,694
Net Cash provided by (used in) Operating Activities	(54,574)	1,651
INVESTING ACTIVITIES		
Software Development and Intellectual Property	(7,366)	(159,094)
Net Cash provided by (used by) Investing Activities	(7,366)	(159,094)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	150,000	154,126
Proceeds/(Repayments) from/(of) Notes Payables - Related Parties	(4,000)	4,000
Net Cash provided by (used in) Financing Activities	146,000	158,126
Cash at the beginning of period	683	-
Net Cash increase (decrease) for period	84,060	683
Cash at end of period	84,743	683

Bracketology.tv, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bracketology.tv, Inc. ("the Company") was formed in Delaware on March 14th, 2022. The Company acquired all of the assets from Bracketology, LLC in exchange for equity. The assets acquired include a fantasy gaming platform for reality TV, which derives revenue from advertising and sponsorships.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company had a predecessor entity called Bracketology, LLC. There were no operations in that entity in 2022 or 2023.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling sponsorships to advertisers and through programmatic ads. Payments are generally collected Net 30 upon completion of the ad serving. The Company's primary obligation is to generate impressions and brand awareness for the sponsors through ad inventory on the app, social media, and through emails.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Software Development	5	151,460	(59,111)	-	92,349
Intellectual Property	15	15,000	(1,500)		13,500
Grand Total	-	166,460	(60,611)	-	105,849

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Class B Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	-	$-
Granted	20,400	$-
Vested	(10,766)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2023	9,634	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

An owner's family member has been providing the Company with free legal counsel since its inception.

Two owners loaned the Company various amounts resulting in a total balance of $4,000 as of December 31st, 2022. The loans accrued interest of 5% and were fully repaid in 2023.

A separate entity owned by an owner the Company facilitated the project management and served as a middle man between Bracketology and outsourced software developers as they built their web application resulting in capitalized software development expenses of $144,094 and $7,366 in 2022 and 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

As part of the asset transfer from the predecessor entity, the Company assumed prior non-interest-bearing debt related to $200,000 that various owners would owe to original founders of the predecessor by April 2025. If the debt is not satisfied, these owners would relinquish their equity in the Company and the equity would go back to the original founders. Management believes that the agreement will be renegotiated in 2024 as the original founders do not want money to be taken out of the Company. As such, management did not record any liability on the balance sheet related to the assumption of this debt.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. $310,548 of SAFE agreements are subject to a $3M post-money valuation cap and 30% discount. Additionally, in November of 2023, the Company entered into an agreement for which the lead SAFE investor agreed to purchase $100,000 in SAFE agreements at the same terms as above provided that the Company satisfied multiple agreed upon terms. As of December 31st, 2023, the terms had not been met. Another $150,000 in SAFE with those same terms will be issued upon completion of a separate software development project.

See Note 3 – Related Party Transactions for details of loan from related parties.

NOTE 6 – EQUITY

Bracketology has authorized 5,100,000 common shares (4,000,000 Common Stock A and 1,100,000 Common Stock B) with a par value of $.00001 per share. 4,000,0000 Common Stock A and 80,706 Common Stock B were issued and outstanding as of December 31st, 2023.

Voting: Common Stock A holders are entitled to one vote per share and Common Stock B holders are not entitled to vote.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 15, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.